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                                      Filed by Proxim, Inc. Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                                   Subject Company: Proxim, Inc.
                                                    Commission File No.: 0-22700

      On February 28, 2002, Proxim, Inc. and Western Multiplex Corporation issued a joint press release announcing the date of the special meeting of stockholders to vote on their proposed merger. The text of the press release follows.


TUESDAY FEBRUARY 26, 9:01 AM EASTERN TIME

PRESS RELEASE

SOURCE: Western Multiplex Corporation

PROXIM AND WESTERN MULTIPLEX SET MARCH 26 FOR SPECIAL STOCKHOLDERS MEETINGS TO VOTE ON MERGER

      SUNNYVALE, Calif., Feb. 26 /PRNewswire-FirstCall/ -- Proxim, Inc. (Nasdaq:
PROX - news) and Western Multiplex Corporation (Nasdaq: WMUX - news) today announced that a special meeting of stockholders will be held by each company on Tuesday, March 26, 2002 to vote on their proposed merger. Proxim and Western Multiplex have each set February 21, 2002 as the record date for determining stockholders entitled to vote at the special meetings.

      The Proxim special meeting will be held at 10:00 am PST at the offices of Wilson Sonsini Goodrich & Rosati, Professional Corporation, 650 Page Mill Road, Palo Alto, Calif. The Western Multiplex special meeting will be held at 11:00 a.m. PST at the Sheraton Sunnyvale Hotel, 1100 N. Mathilda Ave., Sunnyvale, Calif.

      Proxim and Western Multiplex also announced that the Securities and Exchange Commission yesterday declared effective the registration statement on Form S-4 containing the joint proxy statement/prospectus that is being mailed today to the stockholders of each company in connection with the March 26 special meetings.

      If the merger is approved by Proxim and Western Multiplex stockholders at their special meetings, the companies expect the merger to be completed in the first quarter of 2002.

About Proxim

      Proxim, Inc., the leader in wireless networking, delivers a complete range of flexible, multi-standard wireless networking solutions for enterprises, service providers, small businesses and homes. With more than 15 years at the forefront of wireless networking innovation and product development, Proxim has solutions that meet the unique needs of every market. Proxim is a member of the Wireless Ethernet Compatibility Alliance and a Promoter of the Home Radio Frequency Working Group. The company is headquartered in Sunnyvale, California, with offices globally. Visit www.proxim.com for more information.

About Western Multiplex

      Western Multiplex Corporation makes wireless equipment that connects networks between buildings. The company's products offer higher bandwidth, faster installation and lower cost compared to wire lines and fiber. The company's Tsunami(TM) brand includes point-to-point wireless Ethernet bridges with capacity of up to 430 Mbps, as well as point-to-multipoint systems with capacity of up to 60 Mbps. Western Multiplex also makes wireless equipment for cellular
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backhaul and other telco applications under its LYNX(R) brand, which includes
Multiple T1/E1 and DS3 wireless links. For more information, visit www.wmux.com.

Safe Harbor

      This press release includes forward-looking information and statements that are subject to risks and uncertainties, as well as assumptions that, if they never materialize or prove incorrect, could cause actual results of Proxim or Western Multiplex to differ materially from those expressed or implied by these forward-looking statements. These statements are often identified by words such as "believe," "expect," "anticipate" and "intend." Statements regarding the anticipated timing of the meetings and the expected date of completion of the transaction are subject to the risk that the closing conditions will not be satisfied. These risks and uncertainties and the assumptions underlying any of the foregoing include risks relating to obtaining Proxim stockholder and regulatory approval and other risks that are described in the Form S-4 Registration Statement and other filings made with the Securities and Exchange Commission by Proxim and Western Multiplex, including each company's annual report on Form 10-K filed with the Securities and Exchange Commission on February 25, 2002 and subsequently filed reports.

Further Information

      Western Multiplex has filed with the SEC a registration statement on Form S-4 that includes a joint proxy statement/prospectus that will be mailed today to Western Multiplex and Proxim stockholders. The registration statement and the joint proxy statement/prospectus contain important information about Western Multiplex, Proxim, the merger, and related matters. Investors and security holders are urged to read the joint proxy statement/prospectus carefully and are able to obtain free copies of these documents through the web site maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov. In addition to the registration statement and the joint proxy statement/prospectus, Western Multiplex and Proxim file annual, quarterly, and special reports, proxy statements, and other information with the Securities and Exchange Commission. You may read and copy any reports, statements, and other information filed by Western Multiplex and Proxim at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the Commission's other public reference rooms in New York, New York, and Chicago, Illinois. Please call the Commission at 800-SEC-0330 for further information on public reference rooms. Western Multiplex's and Proxim's filings with the Commission are also available to the public from commercial document-retrieval services and the web site maintained by the Commission at http://www.sec.gov. The registration statement and joint proxy statement/prospectus and these other documents may also be obtained for free from the parties.

      Western Multiplex, Proxim and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the security holders of Western Multiplex and Proxim in favor of the merger. The directors and executive officers of Western Multiplex and their beneficial ownership of Western Multiplex common stock are set forth in the joint proxy statement/prospectus. The directors and executive officers of Proxim and their beneficial ownership of Proxim common stock are set forth in the joint proxy statement/prospectus. You may obtain the joint proxy statement/prospectus free of charge at the SEC's website, www.sec.gov. In addition, David King has entered into an employment agreement with Western Multiplex, Amir

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Zoufonoun has entered into an amended employment agreement with Western
Multiplex, certain Western Multiplex officers will receive severance packages in connection with the merger and, upon completion of the merger, certain directors of Western Multiplex and Proxim will become directors of the combined company. Security holders of Western Multiplex and Proxim may obtain additional information regarding the interests of the foregoing people by reading the joint proxy statement/prospectus.


SOURCE: Western Multiplex Corporation

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